EXHIBIT 99.8

CONSENT OF DAVIDSON & COMPANY LLP

We hereby consent to the inclusion by reference in this Annual Report on Form 40-F for the year ended December 31, 2019 of EMX Royalty Corp. (the "Company") of our reports dated March 26, 2020 relating to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting, which appear in the Exhibit 99.3 to this Annual Report.

"DAVIDSON & COMPANY LLP"

March 26, 2020
Davidson & Company LLP
Chartered Professional Accountants Vancouver, Canada